Exhibit 99

     MINERAL RESOURCES IN THE REGION OF THE BAJA CALIFORNIA PENINSULA AREA.

INTRODUCTION

The area between Sierra de San Felipe and Sierra Las Pietas conforms a wide valley limited by the mountains of the same name into the denominated Gulf Extensional Province, which is limited to the west by the Gulf Main Scarpment, characterized by the steep topographic relief of the Sierra de Juarez and San Pedro Martir, and by the Gulf of California to the east.
From the geologic-structural point of view this zone lies between two structural segments: The Valle de San Felipe-Valle Chico segment on the south side and the accommodation zone of Sierra Las Tinajas-Sierra Pinta (Axen, 1995).
The south limit, in the San Felipe area, lithologically is composed of three main rock types:

     1)   Prebatholitic metamorphic and metasedimentary rocks.
     2)   Plutonic batholitic rocks
     3)   Volcanic and sedimentary post batholitic rocks

The batholitic rocks are composed of granitic non differentiated, granodiorite, and quartz diorite rocks, that conform the basement over which Cenozoic sedimentary and volcanic rocks were deposited.

Quaternary alluvial deposits cover most of the valley (Slyer, 1974). The valley basically is conformed by a sinked block or grabbed filled with Cenozoic sediments. Tectonically the area is controlled by echelon faulted blocks oriented to the northeast, with a maximum filling depth of around 1000 m surveyed by gravimetry (Slyer, 1974).

The northern limit of the area, Sierra Las Pietas, is conformed by volcanic rocks consisting of basalts, rhyolite, andesite, and tuffs erupted between 7.4 and 9.3 ma (Gastil, et al., 1973), and rest over a metamorphic basement, with a folding and faulting pattern indicating the existence of a synclinal basin (James, 1973).

An important characteristic is the mineralization in these rocks. They are altered by solution to perlite, geodes, chalcedony, and jasper; and the mineral alteration giving result to quartz, calcite, galena, malaquite, and native gold in hematite and limonite between other minerals.

Among these different geologic landscapes contained between the two mountains, surface and subsurface alluvial deposits derived from alluvial fans composed of sand and gravels mainly originated from the peninsular batholith erosion. These deposits are interdigitated with the Gulf of California dellaic sediments.

This bibliographic study solicited by the North American company "Placer del Mar, Ltd" located in United States, which required this consulting service through Mr. Humberto Bravo, with the objective to do indirect studies in the northeast area of Baja California.
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GENERAL OVERVIEW

Geomorphology
The study area lies between two major physiographic provinces denominated: Baja California and buried mountains (Raisz, 1964).

The area is divided in two regions with its own characteristics:

     1) The occidental, denominated Baja California Physiographic Province, Represented by complex mountains, is made by igneous, sedimentary and Metamorphic rocks, which form a big block with a smooth dip to the west and a sharp scarp to the east; this block is oriented northwest-southeast and dissected by tectonically derived narrow valleys molded by erosion.
     2) The oriental region belongs to the buried Mountains Province, in the physiographic Sonora Desert sub-province, and the characteristic features are: wide alluvial flats interrupted by complex isolated mountains composed of igneous and metamorphic rocks northwest-southeast oriented.

Big marginal lagoons and islands are located in the coastal zone and in the Colorado river mouth: a big flat made of fluvial and marine sediments covered by eolic sands from the Sonora desert.

The occidental region belongs to the Pacific Ocean slope, and is drained by intermittent streams which meet progressively when they approach the valleys carved by the flows.

The oriental portion belongs to the Gulf of California slope, and is drained by intermittent streams of short extension, with drainage patterns commonly disintegrated before they meet the Gulf of California. In the Central part of this portion discharges the permanent flowing Colorado River, but actually it rarely reaches this mouth because the flow is controlled by dams and coastal channels.

In general a mature stage is observed in the regions geomorphologic development, only disrupted in the occidental portion by regional renew, evident by the gradual uplift of the oriental front of Sierra San Pedro Martir.

For the oriental portion the deposit and formation of the Colorado Delta and Mesa del Desierto de Sonora uplift is noteworthy. The local renew is evident by numerous Pliocene basic volcanic manifestations and the displacement of active faults, which rule modern valleys.

REGIONAL HYDROLOGY

The study area comprises part of the northeast region of the Baja California State and northwestern of Sonora. Approximately extension is 15,331 Km(2), by geographic position and regional topography there are various climate types; most common is dry semi warm to the west, in the low mountains of the oriental front of the Baja California Peninsula. To the northeast, in the Altar Desert, and along a parallel fringe to the Sierras Juarez and San Pedro Martir, in the

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Santa Clara and San Felipe Valleys, oriental part of Sierra Las Tinajas, south of Sierra Las Pintas, north of Sierra San Felipe and to the southwest tip of San Pedro Martir. The rain season in these zones is in winter, and total yearly precipitation is 100mm, and temperature varies between 18EC and 22EC.

The occidental portion climate is variable according to altitude of Sierras Juarez and San Pedro Martir, it varies from semi-cold sub-wet to temperate sub-wet; in intermediate parts domains the dry temperate Mediterranean. In the frontal part of Sierras Juarez, Las Tinajas and south of Sierra San Felipe climate is very dry temperate. Rainy season is in winter too, with precipitation up to 200 mm in intermediate zones of the mountains and up to 500 mm high in the mountains. Temperature varies between 6EC and 18EC. Central part, south of the Laguna Salada area, Mexicali Valley, north of Sierra Las Pintas, and El Chinero and El Moreno plains along the coast up to San Felipe, climate is very dry and hot. Total precipitation is 100 mm and average temperature 22EC.

The mountains in this area are part of the Californian batholith, composed mainly of intrusive igneous rocks as granodiorite and tonalite; metamorphic rocks, schist and gneiss also are present. Sometimes the rocks mentioned before are covered by volcanic rocks with variable origin and composition, they have been observed at Sierras Las Tinajas, Juarez, Las Pintas and San Felipe.

Rocks are disrupted by regional faulting, some normal and others transform, forming horst and graben structures. Fractures are also observed, some filled by quartz, and others of shallow depth and thickness, as well aplitic dykes with variable orientation and thickness. Fractures and faults are mainly north-south oriented. It is important to mention the Agua Blanca Fault, which is east-west oriented and slightly to the northwest. It divides the Sierras de Juarez and San Pedro Martir, and partially originate the La Trinidad and Santa Clara-San Felipe Valleys.

The drainage behavior is ruled by faults and fractures, and by the massive and impermeable rock structures, a dendritic drainage pattern dominates.

There is not permanent drainage due to the low precipitation and soil permeability, except in the Arroyo San Rafael.

The area comprised by the study zone is part of the Hydrological region RH4 Baja California northeast (Laguna Salada), Basin B Laguna Salada-Arroyo del Diablo, sub-basin A Arroyo del Diablo, and drains to the Gulf of California (Mar de Cortes).

From the Baja California Northeast region are the localized basins Agua Dulce-Santa Clara and Laguna Salada-Arroyo del Diablo. Most of the streams drain to the mentioned lagoon, and the others to the east to the esteros. The main stream is Arroyo el Diablo.

Main orographic relief features are Sierras Juarez, Las Tinajas, San Felipe, and San Pedro Martir, at the foothills of these there are small hills; to the east coastal and interior flats, mainly the Santa Clara Valley and El Chinero and El Moreno Plains. A wide center zone corresponds to the Colorado River mouth, and in the east tip, in the Sonora State, is the Altar Desert.

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At the mouth of the river and Santa Clara Valley there is almost permanent water accumulation, which favors high salt content soils.

Surface water quality could be considered as sweet to tolerable, because samples from streams, springs, and two borders report a total of dissolved solids of 14 mg per liter in most cases. Uses of this resource are in order of importance: cattle, domestic and agricultural. There are small works to catch water from springs, channels and borders to profit from this resource.

Availability of surface water in this region is reduced, due to scarce precipitation, high evaporation, and very permeable Piedmont materials, which cause the sporadic flows to be lost when they arrive at the plains. Even these scarce flows contribute to the aquifers recharge and despite the limited utilization it is important. The only important flow is the Colorado river, but accumulated volumes are not usable due to the altimetry situation, quality and intermittent flow.

SUBSURFACE HYDROLOGY

The closest area with aquifers is the San Felipe Valley, located to the south of the interest area. It is confined to an alluvial filling development in the coastal zone. Water is used mainly for agriculture and cattle, and less often for domestic use.

The stratigraphic column of the San Felipe area can be divided in two lithologic units: an upper, thick and most important unit conformed by gravels and sand with characteristic continental shelf structure; the lower unit is characterized by gravels, sand, silt and clays with biogenic particles traces which indicate marine origin, probably Quaternary.

At the San Felipe Valley there are 31 wells and 30 draw-wells, from which 3.0 million m(3) of water is extracted. The aquifer average annual recharge is 6.0 million m(3) of water, for that a 50% positive balance permits to extend the extraction volume, remaining an sub-exploited aquifer. The deeper levels for the 1983 year were 80 m and the shallowest of 10 m. Depth increases from the coast to the continent. Static level evolution between 1976 and 1983 resulted in a 2 m recovery, with registered values of up to 20 m in no used works. The descend of 2 m were observed to the west tip of San Felipe Valley.

DRAIN UNITS

There are areas where the drain tends to be uniform due mainly to his permeability characteristics, vegetal cover and average precipitation. As result of this analysis factors, a drain coefficient is obtained which represents the percentage of precipitated water which is drained or surface accumulated. According to its variation in the country, these coefficients are grouped into five ranges, which represent the drain conditions.

The ranges considered are: from 0 to 5%, from 5 to 10%, from 10 to 20%, from 20 to 30% and higher of 30%. The study area according to the consulted hydro logic chart corresponds to a drain coefficient from 0 to 5 %.

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PERMEABILITY

Permeability characteristics of the ground surface layer are a very important factor for the water behavior, for this must be considered during a drain analysis.

The alluvial and eolic soils have been classified with high permeability, and conglomerate and poor consolidated sandstone formations. The former are localized in the Colorado River mouth and the Altar Desert and the later at the Sierra foothills.

The basalt geologic units with moderate fractures are located in the Sierras de Juarez and San Felipe. A medium permeability has been estimated.

The mountains of the region and the elastic lake material, closest to the Colorado River, have been estimated as impermeable. The rocks from the mountains are of diverse types; igneous extrusive as rhyolite and acid tuffs; igneous intrusive as granite, diorite and tonalities; and metamorphic rocks as schist and gneiss. Lake soils are characterized by high clay percentages.

CLIMATE

The site is located in a desert with extreme climate and scarce precipitation. According to INEGI information in the surface hydrology TT1-3 chart the site data are the following: drain coefficient from 0 to 5%, annual average isotherm 21E Celsius, and coast line to approximately 30 km.

SOIL USE

Vegetal coverage density is an important factor in drainage, for that, is considered grouping vegetation types and soil use of similar density.

High-density units are those in which vegetation is forest, pine in the northwest and south, and tascate in the center, all of them in the mountains highest elevations.

Density is reduced in the rest of the mountains and valleys of the lower part of Baja California, composed of desert micropyle bushes, desert vegetation and shrubs. Without vegetation are the contiguous area to the Gulf of California, in the inundation plains of the Colorado River mouth, or the sand dunes of the Altar desert.

RAINFALL

Average annual rainfall in the region is the lowest in all the country. In the Altar desert and the coast, north of San Felipe, the lowest rainfall have been measured, with values close to zero mm in many rears. To the occident, as elevation increase rainfall increases to 300 mm high in Sierra de Juarez, up to

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500 mm at 2800 m over the sea level at Sierra de San Pedro Martir. To the west decreases again up to 200 mm.

According to the information of the Station No. 36

"San Felipe" and Station No. 86 "La Ventana" (closest stations to the study area), given by the National Commission of Water, we have the following data:

Station No. 36 San Felipe:

Maximum annual precipitation accumulated: 279 mm
Average annual precipitation accumulate: 67.7
Maximum annual average evaporation accumulated: 1,763 mm
Average annual evaporation accumulated: 2,364 mm
Maximum precipitation in 24 hours: 73 mm

Station No. 86 La Ventana

Maximum annual precipitation accumulated: 130 mm
Average annual precipitation accumulated: 39.7 mm
Maximum precipitation in 24 hours: 86 mm

DRAIN

Taking into account the ground permeability, use, and average precipitation, mainly, the area comprised in the San Felipe sheet, drainage covers two of the five coefficients ranges considered.

The unit with higher drain in the area is that between 5 to 10% of the volume of water precipitate, drains on the surface, is characterized by include materials with low and median permeability with a rainfall higher than 300 mm, is distributed in mountains and saturated lake soils.

The rest of the area is comprised in the unit of lowest drainage where the coefficients are lower of 5 %, is composed by high and median permeability materials and average precipitation lower than 300 mm.

In the case of both units, the vegetation density factor is not as important as permeability, precipitation and topography, due to is very homogeneous. However, where density is lower rainfall amount is very reduced.

STRUCTURAL GEOLOGY

The most evident structures in the area are the batholithic intrusions, which affected the Paleozoic, and Mesozoic sequences from northwest to southeast trend. In general the area is affected by diverse tectonic phenomena in different dates, and can be distinguished by deformation by compressive stress, dynamic regional metamorphism and granite intrusions, the later affecting mainly the Paleozoic and Mesozoic sequences. Tensional stresses are better represented in the Cenozoic volcanic sequences.

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The Paleozoic have been recognized by rocks originated mainly from regional high grade metamorphic process. They are located nearby to San Felipe, at the Sierra de San Pedro Martir, and in general to the east of the mountain range of the area.

Mesozoic rocks are represented mainly by compression stress and plate subduction derived rocks. Metamorphic rocks have been recognized with a northwest-southeast trend. During this Era important acid batholithic intrusions derived fro the Farallon plate subduction and fusion under the North America Plate.

Cenozoic is scenery of important volcanic events which give origin to effusive sequences and big and important movements due to extensional stresses which separated the Baja California Peninsula. Regional gravity faults and lateral displacement have been acknowledged, which are running primarily from northwest to southeast.

STRATIGRAPHY

In the area outcrop are rocks with ages from Paleozoic to Recent. Paleozoic is represented by marine sedimentary rocks with regional metamorphism.

From the Mesozoic outcrop are mainly intrusive acid and intermediate composition rocks and marine sedimentary rocks with low-grade regional metamorphism.

Cenozoic is represented by important volcanic events with a wide range composition, fluvial sedimentary deposits, and marine soil formation.

DESCRIPTION OF THE UNITS THAT CHARACTERIZE THE AREA

METAMORPHIC COMPLEX

GNEISS P (Gn): Unit composed by gneiss with color variations from blue to black, originated by regional metamorphism on sedimentary rocks; with grainblastic structure, silica and calcite veins and north-south trend and dipping to the east. They are affected by acid plutons remaining as hanging walls. Field relationship and correlation with similar rocks in the Sierra Pinta a Paleozoic age have been assigned. Morphologically they appear as hills with smooth slopes and their outcrops are restricted to the central area.

SCHIST P(E): Green colored schist derived from regional metamorphism of sedimentary rocks, crystaloblastic texture, calcite veins, very fractured and north-south trend sloping to the east. This unit is affected by the Msozoic plutons and with the gneiss form a ribbon of Palzozoic metamorphic rocks. Morphologic expression is given by low hills and smooths surface. They outcrop in the central part of the area.

MARBLE P (M): This unit is composed by marble with coloration variations from gray to white. They were originated from regional metamorphism of calcareous

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rocks. They are partially silicified, with very fractured thick layers and sporadic inter bedded quartz sandstones. They are affected by acid pluton which are part of the Palcozoic metamorphic rocks outcropping in the area and are correlative with other similar at Sonora, This morphologic unit is represented by hills with small scraps and outcrop in the central part and south of the area.

DACITE Ts (Da): This unit is composed by aphanitic texture dacites, they occurred as overlying overflows with calcite filed veins. They originated during Upper Territory volcanic events. Morphologic expression are mesas and low hills, outcrops are reduced one of them is located at Cerro El Chinero.

BASALT Ts (B: This unit is made of black color basalt, aphanitic texture, vesicular structures and amigdaloid. In some localities blocky lava is observed, for example at Mesa El Roble, fractures produce of different sizes. An outcrop is observed, for example at Mesa El Roble, fractures produce of different sizes. An outcrop is observed at Cerro El chinero too, aside the San Felipe-Mexicali highway. This unit represents the last Territory volcanic activity in the area and is related with weak zones (fissures). It overlies the remaining Territory volcanic rocks.

CONGLOMERATE Tp1 (cg): This unit consists of conglomerate deposits in a continental environment. Clasts are characteristically derived from igneous, sedimentary and metamorphic rocks. They are poor classified in massive strata. Locally the matrix is sandy with sand lenses, which in some localities dominate over the conglomerate. This unit overlies Cretaceous intrusive and Territory sedimentary rocks. Field relationships and previous studies and Pliocene age have been assigned (Gastil, Phillips and Allison, 1975). Morphologically they are distinguished by elongated hills with a low relief and outcrop in the south west of the study area.

LOCAL GEOLOGY

This district is located south of the city of Mexicali, heading to San Felipe Port, in the coordinates 31 35Ny 112 07 W. Metallic mineral occurring in the area come from hydrothermal activity, mostly gold and silver. No metallic also occur, but they are limited to a few outcrops of limestone. The most important mine working today is the gold vein Sinai, exploited by the company Mineral de San Felipe S.A. de C.V. Other important mines with significant quantities of gold, silver, zinc, lead and copper within the same district are; La Virgen, Jueves Santo, Noche Buena, El Cid, El Picacho, La Escondida, La Fortuna and Montezuma. Southwest of the later there are economically important perlite deposits. Table 1 shows mineral proofs for the most important mines.

CONCLUSIONS

The geologic setting of the north of the Baja California state are prospective for economically important mineral deposits, mainly gold, tungsten, perlite, sulfides, titanium, and silver. This report only describes the available data, and further research is needed to examine specific sites with the highest potential.

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BIBLIOGRAPHY

Slyker, R. G, 1974, Geophysical survey and reconnaissance geology of the Valle de San Felipe area, Baja California, Mexico, En: Gastil, R.G y Lillegraven, J., eds.

Geology of Peninsular California: AAPG, SEPM y SEG, Pacific Secs., guidebook, 107-120.

Gastil, R.G., Phillips, R.P., y Allison, E.C., 1973, Reconnaissance geology of the state of Baja California. Geol.Soc. Of America, Memour 140, 170P.

James, A.H., 1973. Structure and stratigraphy of the southern Sierra Pinta, Baja California, Mexico. Tesis de Maestria, California State University, San Diego, 53p.

Axen, G.J., 1955. Extensional segmentation of the Main Gulf Escarpment, Mexico and the United States. Geology 23: 515-518.

Certificate of qualification

I, Jorge Diaz (direccion) do hereby certify that:

     1. I am a consulting geologist in the geological services company 3 GEO, (domicilio)
     2.   I have a B.Sc. In ocean ology with specialty in Geology.
     3.   I have the necessary licenses to make prospecting studies.
     4. I have been as geology consultant since (ano), and my studies are supported by other geologists with master and Doctoral degrees.
     5. All the comments contained in this report come from referenced sources and my field experience in the area. No personal visits to most of the localities were performed.
     6. This report only describes an overview of the mineral potential with available data of an extensive area, which requires further and more focused studies.
     7. I have not interest direct or indirect on any property described in this report, from which I only collected the professional fees derived from writing.


Oc. Geol. Jorge Diaz.